-----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number 3235-0145
                                                   Expires: December 31, 2005
                                                   Estimated average burden
                                                   hours per response ..... 11
                                                   -----------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934






                             INTERLOCK SERVICES, INC
              (d/b/a New York International Commerce Group, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64949W109
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Statement is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

CUSIP No. 64949W109

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard (Feng) Liu
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Peoples Republic of China
--------------------------------------------------------------------------------

                           5     SOLE VOTING POWER
      NUMBER OF                  1,400,000 shares of Common Stock of the Issuer.
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6     SHARED VOTING POWER
         EACH                    None
      REPORTING    -------------------------------------------------------------
        PERSON             7     SOLE DISPOSITIVE POWER
         WITH
                                 1,400,000 shares of Common Stock of the Issuer.
                   -------------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,400,000 shares of Common Stock of the Issuer.
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.2%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------


                               Page 2 of 4 pages

ITEM 1.

          (a)  Name of Issuer:

               Interlock Services, Inc. (d/b/a New York International Commerce Group, Inc.)

          (b)  Address of Issuer's Principal Executive Offices:

               75 Airpark Drive
               Ronkonkoma,  NY  11779

ITEM 2.

          (a)  Name of Person Filing:

               Richard (Feng) Liu

          (b)  Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of Richard Liu is the Capital Mansion in the Chaoyang District of Beijing, People's Republic of China

          (c)  Citizenship:

               People's Republic of China

          (d)  Title of Class of Securities:

               Common Stock, $.001 par value per share

          (e)  CUSIP Number:

               64949W109
               --------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable. This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.   OWNERSHIP.

          (a) Amount beneficially owned by reporting person are 1,400,000 shares of Common Stock of the Issuer, consisting of (i) 500,000 issued and outstanding shares, (ii) 300,000 shares issuable upon exercise of outstanding stock options exercisable at $0.13 per share for a period ending April 29, 2007 and (iii) 600,000 shares issuable upon exercise of outstanding stock options exercisable at $0.13 per share for a period ending May 1, 2007.

          (b) Percent of class: The reporting person holds 6.2% of the Issuer's issued and outstanding Common Stock (based on 21,671,505 shares of Common Stock of the Issuer issued and outstanding as of September 20, 2002 as stated in the quarterly report on Form 10-QSB of the Issuer filed on September 20, 2002).

          (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: 1,400,000 shares of common stock of the Issuer

               (ii) Shared power to vote or to direct the vote: None

               (iii) Sole power to dispose or to direct the disposition of:
                    1,400,000 shares of Common Stock of the Issuer

               (iv) Shared power to dispose or to direct the disposition of:
                    None

                               Page 3 of 4 pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable

ITEM 10.  CERTIFICATION

          Not applicable



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 12, 2003
                                        ----------------------------------
                                                      Date

                                                   /s/ Feng Liu
                                        ----------------------------------
                                                    Signature

                                                Richard (Feng) Liu
                                        ----------------------------------
                                                       Name


                                Page 4 of 4 pages